PRIMERO PROVIDES AN OPERATIONS UPDATE;
REMAINS ON-TRACK TO ACHIEVE 2017 PRODUCTION GUIDANCE

Toronto, Ontario, June 2, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today announced an update of activities at its operating mines, the San Dimas gold-silver mine located in Durango, Mexico and the Black Fox mine located near Timmins, Ontario, Canada.

Primero continues to see operational improvements at both of its mines, and the Company remains on-track to achieve its 2017 production guidance of between 140,000 to 170,000 ounces of gold equivalent1.

San Dimas Restart On-Track

Primero is advancing the restart of the San Dimas mine following the resumption of operations on April 17, 2017. Daily throughput rates have been increasing as per plan, and opportunities for further productivity improvements have been identified. Primero remains confident in the site’s ability to achieve its 2017 production guidance of 90,000 to 110,000 gold equivalent ounces.

San Dimas’ unionized workers have been responding well to the new shift structure and implementation of the realigned bonus structure is underway. Relations between management and the unionized employees have been improving, and dialogue remains ongoing with regard to the annual bonus payout relating to 2016.

Black Fox Produced ~8,200 Gold Ounces in May

Black Fox produced approximately 8,200 ounces of gold in May 2017. The strong performance in May principally resulted from improved and more consistent mining rates from the underground as well as better-than-expected grades from the Deep Central Zone. The mine continues to operate at a cash-flow neutral state, fully-funding its exploration programs, and Black Fox expects to achieve 2017 production guidance of 50,000 to 60,000 gold ounces.

Primero is planning a deep drilling program to assess the extension and continuity of the Black Fox deposit between 1.0 kilometres and 1.5 kilometres below surface. Primero will advance this deep exploration program subject to capital availability.

Corporate Update

As previously announced, the Company's Board of Directors has commenced a strategic review process to explore alternatives to improve shareholder value. The alternatives include such things as securing additional financing, strategic investments, joint ventures, revision of the Company’s streaming agreement and asset sales.

Primero is working to gain re-compliance with the New York Stock Exchange’s continued listing standards by delivering improved operational performance and advancing its strategic review process. Primero notes that the NYSE will initiate delisting action if a curative measure is not implemented by September 30, 2017.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the first quarter 2017 for San Dimas was based on realized prices of $1,210 per ounce of gold and $4.28 per ounce of silver.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River]Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Director, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “are planned”, “planning” “expects”, “expected”, “is to” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “will”, “will implement”, or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which may continue in future, such as “providing the Company with”, “is currently”, “is advancing”, “is underway”, “is working to” “continues to”, or other statements that may be stated in the present tense with future implication.

Forward-looking statements in this news release include, but are not limited to, statements regarding: the success and long-term profitability of the San Dimas operations; the continuing efforts to reduce the complexity and costs of the Company’s operations; planned investments in development and exploration the level and timing of gold equivalent production at San Dimas and Black Fox; the Company’s annual production and cash cost guidancethe ability of the Black Fox operations to mine as planned and operate cash-flow neutral while funding site exploration, the strategic review process and the potential to improve shareholder value, the ability of the Company to re-comply with the NYSE listing standards and that the NYSE will initiate delisting if a curative measure is not implemented by September 30, 2017, the estimated price of gold and silver anticipated to be received for the Company’s sales of gold and silver; the potential for the Company to require additional funding; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that the Company will be able to realize productivity improvements, cost reductions, and return to profitability at its San Dimas operations; that the Company will be able to implements its phased restart of operations and realize its goal to reduce the scale and complexity of the San Dimas mine, generate positive cash flow and operate the mine in accordance with mine plans; that there are no other significant disruptions affecting operations; that the Company is able to meet its development and exploration plans; that the Company will achieve production and cash costs within its 2017 guidance; that the Company will be able to improve shareholder value through initiatives identified through the strategic review process; that the Company will be able to cure its non-compliance with the NYSE continued listing standards; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that there are no material variations in the current tax and regulatory environment; that the political environment within Mexico and Canada supports the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve productivity improvements, cost reductions, planned production levels or generate significant free cash flow; the Company may be required to change its mining or development and exploration plans, or may not be able to comply with such plans; the Company may not discover mineralization in minable quantities; that the strategic review process may not render any viable alternatives to improve shareholder value; that the Company may not be able to cure its non-compliance with NYSE continued listing standards; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; that the Company may not be able to resume mine operations at planned capacity or implement its phased restart of the San Dimas operation; that the Company may not be able to access further credit under its existing credit facility, or secure other sources of funding; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.